MEMORANDUM

DATE:	August 26, 2010

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Proxy Statement on Schedule 14A Filed April 8, 2010 File No. 1-13439

We are responding to comments received from Mr. H. Roger Schwall, Assistant Director of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated July 29, 2010 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed February 26, 2010 (the “Form 10-K”), and the Company’s Proxy Statement on Schedule 14A, filed April 8, 2010 (the “Proxy Statement”). We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports and proxy statements, rather than through an amendment of the Company’s Form 10-K and Proxy Statement.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	It is our understanding that you provided products and services to the Deepwater Horizon drilling rig in the Gulf of Mexico at the time it exploded. Please explain to us the following:

•

Describe in sufficient detail any obligations or other potential liability that you may have or that may be reasonably alleged or claimed (for example, but not limited to, environmental liability, liability for personal injuries and deaths, loss of revenue, business interruption, etc.) in connection with your products or services generally and in particular as provided on the Deepwater Horizon drilling rig. Specifically, clarify the extent to which specific environmental regulations (e.g. the U.S. Oil Pollution Act of 1990, etc.) may apply to you with regard to this incident, and what the regulations may require of you. Include a discussion with regard to any relevant contracts that are material to you and relate to or are impacted by, the Deepwater Horizon incident or any of the above-referenced matters.

•

Disclose the applicable policy limits related to your insurance coverage, including relevant deductibles, as well as any limits on or restrictions or qualifications placed upon any indemnification agreements or provisions which may be claimed to be applicable with respect to the Deepwater Horizon matter or any other similar type of matter in which you may become involved.

•

Disclose whether your existing insurance and/or applicable indemnity agreements or provisions would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and identify all entities that would be obligated to indemnify you against any such claims.

•	Clarify your insurance coverage and/or indemnification agreements or provisions with respect to any liability related to any resulting negative environmental effects.

•

Discuss any provision, contractual or otherwise, that may require you to provide indemnification for damages caused by or issues related to the performance of your products or any services performed by you that are related to such products.

•	Clarify the expected impact of this incident to your company’s operations including loss of revenues and costs expected to be incurred.

Response:

Copied below is an excerpt from our Form 10-Q for the quarter ended June 30, 2010 (the “June 30, 2010 Form 10-Q”) related to the Deepwater Horizon incident, its current and potential impact on the Company and related matters.

Deepwater Horizon Incident

On April 22, 2010, a deepwater Gulf of Mexico drilling rig known as the Deepwater Horizon that was operated by BP Exploration & Production, Inc. (“BP”) sank after an explosion and fire that began on April 20, 2010. Crude oil flowing from the well site has spread across thousands of square miles of the Gulf of Mexico and has reached the United States Gulf Coast. Efforts to contain the flow of hydrocarbons from the well are being led by the United States government and by BP and its affiliates. In addition, there were eleven fatalities and a number of injuries as a result of the explosion and fire. The cause of the explosion, fire, and resulting oil spill is being investigated by numerous industry participants, governmental agencies, and Congressional committees.

The Company is a party to an ongoing contract with an affiliate of BP to supply wellhead systems in connection with BP’s Gulf of Mexico operations, and the Company’s wellhead and certain of its other equipment were in use on the Deepwater Horizon at the time of the incident.

The Departments of Homeland Security and Interior are currently conducting a joint investigation into the cause of the incident. The U.S. Coast Guard, a component of the Department of Homeland Security, and the Bureau of Ocean Energy Management, Regulation, and Enforcement (“BOE”) (formerly known as the Minerals Management Service), a bureau of the Department of the Interior, share jurisdiction over the investigation. In addition, another investigation has been commenced by the U.S. Chemical Safety and Hazard Investigation Board, and the President of the United States has established the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling to, among other things, examine the relevant facts and circumstances concerning the causes of the incident and develop options for guarding against future oil spills associated with offshore drilling. Further, on June 1, 2010, the United States Attorney General announced that the Department of Justice was launching civil and criminal investigations into the incident to examine the actions of those involved, and that the Department of Justice was working with attorneys general of states affected by the incident. The Department of Justice announced that it is reviewing, among other traditional criminal statutes, The Clean Water Act, which carries civil penalties and fines as well as criminal penalties, The Oil Pollution Act of 1990, which can be used to hold parties liable for cleanup costs and reimbursement for government efforts, and The Migratory Bird Treaty Act of 1918 and Endangered Species Act of 1973, which provide penalties for injury and death to wildlife and bird species.

On May 28, 2010, the United States Department of the Interior issued an order imposing a six-month suspension on all offshore deepwater drilling projects in the Gulf of Mexico. A preliminary injunction was issued blocking enforcement of the deepwater drilling suspension on June 22, 2010, and the Department of the Interior issued a new suspension of deepwater drilling on July 12, 2010. The current moratorium is set to expire on or before November 30, 2010.

The Company has been designated as a party-in-interest, received requests for certain information and provided testimony in connection with the joint investigation. The Company has also received requests to preserve information from the joint investigation team, the Department of Justice and the U.S. Chemical Investigation and Hazardous Incident Board. The Company is cooperating fully with all of the ongoing governmental investigations. The Company may also receive additional invitations and/or requests for participation in hearings or investigations from other governmental bodies related to the incident.

The BOE is expected to issue new safety and environmental guidelines or regulations for drilling in the United States Gulf of Mexico, and potentially in other geographic regions, and may take other steps that could increase the costs of offshore oil and gas exploration and production, reduce the permitted area of operations and result in permitting delays. The Company cannot predict at this time the impact that this incident may have on governmental laws or governmental regulation of offshore oil and gas exploration and production activities or the level of demand for the Company’s products in future periods.

The Company has been named along with other unaffiliated defendants in six class-action lawsuits and three other lawsuits that allege pollution damage claims, personal injuries and/or business losses arising out of the Deepwater Horizon incident. These actions were filed against the Company between May 11, 2010 and July 21, 2010 in federal courts in the Eastern District of Louisiana and the Northern, Middle and Southern Districts of Florida and in state court in Mobile County, Alabama. The lawsuits generally allege, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability and/or property damages and generally seek awards of unspecified economic, compensatory and punitive damages. The Company has retained counsel and is investigating and evaluating the claims, the theories of recovery, damages asserted, and its respective defenses to all of these claims. The Company intends to vigorously defend any litigation, fines, and/or penalties relating to the Deepwater Horizon incident. Additional lawsuits may be filed against the Company. At this time, the ultimate disposition of these matters cannot be determined and therefore it is not possible to reasonably estimate the amount of loss or range of losses that might result from an adverse ruling or settlement of these legal matters. Accordingly, no liability has been accrued in conjunction with these matters.

The Company is currently investigating its rights to indemnification from BP’s affiliate and other parties for potential claims and expenses arising from the Deepwater Horizon incident under its existing contract with the affiliate of BP. The Company’s indemnification rights under the contract cover potential claims for personal injury, property damage and the control and removal of pollution or contamination, except for, among other things, claims brought by employees of the Company and claims brought by third parties to the extent the Company is at fault or as a result of a defect in the Company’s products. Under the contract, the Company has, among other things, generally agreed to indemnify BP and its affiliates for claims for personal injury of the Company’s employees or its subcontractors, for claims brought by third parties to the extent the Company is at fault, and for claims resulting from pollution or contamination as a result of a defect in the Company’s products. The contract provides that the Company’s indemnification obligation for pollution or contamination arising from a defect in its products is limited to $5 million. To the extent that BP’s other contractors performing work on the well agreed in their contracts with BP to indemnify the Company for claims of personal injury of such contractor’s employees or subcontractors as well as for claims of damages to their property, the Company has entered into a reciprocal agreement to indemnify those other contractors.

The Company has a general liability insurance program with an aggregate coverage limit of $100 million. The insurance is designed to cover claims brought against the Company by businesses and individuals with respect to property damage, injury or death and pollution. There can be no assurance that the Company’s insurance policies will cover all potential claims and expenses relating to the Deepwater Horizon incident. In addition, the Company’s insurance policies may not cover fines or penalties, as well as costs and expenses related to government-mandated clean up of pollution. Insurance coverage can be the subject of uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers.

In addition, as described on page 19 of the June 30, 2010 Form 10-Q, we are currently unable to quantify the extent of the impact that the Gulf of Mexico drilling moratorium will have on our future revenues. Revenues associated with the Gulf of Mexico totaled approximately 43% of our worldwide revenues during the first six months of 2010. We believe that the moratorium will have little or no impact on revenues related to sales of our offshore rig equipment in the final six months of 2010, but could have an impact on revenues related to sales of subsea and surface equipment during the final six months of 2010. Offshore rig equipment mainly consists of drilling risers being built for new offshore drilling rigs. These drilling risers, which represent a small portion of the overall cost of a new offshore drilling rig, are typically ordered 18 months to two-and-a-half years in advance. We do not believe that deliveries of offshore rig equipment will be delayed or cancelled as a result of the moratorium. For subsea and surface equipment, the expected impact is largely driven by the timing of orders for these products. Subsea and surface equipment is typically ordered six months to one year in advance of delivery. Therefore most of our anticipated revenues related to subsea and surface equipment during the second half of 2010 relate to orders placed before the Deepwater Horizon incident. We believe that service revenues (which were approximately 6% of our total revenues during the first six months of 2010) could be substantially negatively impacted by the U.S. Gulf of Mexico drilling moratorium during the last half of 2010. Additionally, the moratorium could result in delayed product and service orders in the second half of 2010 and could have a negative impact on our orders and financial results for 2011.

We believe the disclosure above provides the information requested by the Staff. We propose to include similar disclosure in our future filings on Forms 10-K and 10-Q, updated as appropriate, beginning with our Form 10-Q for the quarter ending September 30, 2010. In addition, we propose to expand the above disclosure to include that the Company’s general liability insurance program does not include any deductible.

2.	Further, in light of the events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event one of your products or employees is involved in a spill, explosion or similar event. For example, and without limitation, please address the following:

•

applicable insurance policies including the applicable policy limits related to your insurance coverage, as well as any indemnification agreements or provisions and any related limitations, restrictions or qualifications;

•

whether your existing insurance or indemnification agreements or provisions would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and identify all entities that would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage and/or any indemnification agreements or provisions with respect to any liability related to any resulting negative environmental effects; and

•

to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Response:

Please see our response to Comment 1 above. In addition, the Company seeks to enter into contracts for the provision of products and/or services that provide for (1) each party to the contract to be responsible for personal injuries to, or the death of, its employees and damages to its property, (2) cross-indemnification with other contractors providing products and/or services to the other party to the contract with respect to personal injury, death and property damage and (3) each party to the contract to be responsible for claims brought by third parties for personal injury, death, property loss or damage to the extent of each party’s negligence or fault. There can be no assurance that the Company will be able to successfully obtain such contractual provisions.

Manufacturing, page 6

3.	Please review your disclosure to ensure that you have disclosed all risks associated with offshore drilling and production. In particular, we note your statement that “[p]rolonged periods of low demand in the market for offshore drilling and production equipment could have a greater effect on the Company than on certain of its competitors that have not made such large capital investments in their facilities.” For example, please address the potential effect of a moratorium on offshore drilling.

Response:

We have reviewed the disclosure in our Form 10-K and recent Forms 10-Q, and intend to continue to do so in the future, to ensure that we have disclosed all material risks applicable to the Company associated with offshore drilling and production. In our June 30, 2010 Form 10-Q, we added the following risk factor, which addresses the potential effect of an offshore drilling moratorium.

Certain matters relating to the Deepwater Horizon explosion, subsequent oil spill and resulting moratorium on deepwater drilling offshore in the Gulf of Mexico may negatively impact our business located in the Gulf of Mexico and potential other worldwide locations.

On April 22, 2010, a deepwater Gulf of Mexico drilling rig known as the Deepwater Horizon sank after an explosion and fire that began on April 20, 2010. Due to this inability to stop the escaping crude oil for a substantial period of time, a moratorium was placed on offshore deepwater drilling in the Gulf of Mexico which is currently expected to be in place through November 2010. Our revenues, and particularly our revenues derived from technical advisory services and rental of running tools, may be significantly negatively affected by this moratorium.

We do not yet know the extent this incident may cause the United States or other countries to restrict or further regulate offshore drilling. This event and its aftermath have resulted in proposed legislation and regulation in the United States that could result in additional regulations of the offshore oil and gas exploration and production industry, which may further result in substantial increases in cost or further delays in drilling in the Gulf of Mexico. The Department of the Interior has issued directives calling for additional safety and performance standards as well as rigorous monitoring and testing requirements. Any additional regulations could increase our costs as well as that of our customers, which could cause some projects to become non-economical, and as a result, reduce demand for our products and services.

We have been named along with other unaffiliated defendants in multiple lawsuits that allege pollution damage claims, personal injuries and/or business losses arising out of the Deepwater Horizon incident. The lawsuits generally allege, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability and/or property damages and generally seek awards of unspecified economic, compensatory and punitive damages. Additional lawsuits may be filed in the future. A negative outcome with respect to any of these lawsuits, or any lawsuits that may arise in the future, could have a material negative impact on our results of operations.

In addition, the incident may lead to further tightening of the availability of insurance coverage. We may not be able to obtain adequate insurance at a reasonable price, thereby making certain projects unfeasible from an economic standpoint. If liability limits are increased or the insurance market becomes more restricted, this may increase the risks and costs of conducting offshore exploration and development activities, which could materially impact our results of operations.

Customers, page 7

4.	We note that in 2009, you had a customer from which you derived 10% of your segment revenues, respectively. Please expand your disclosure to provide the name of the major customer, as required by Item 101(c)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required.

Response:

In 2009, ConocoPhillips and affiliated companies accounted for approximately 10% of our total worldwide revenues. We confirm that, in our future filings on Form 10-K, we will include the name of any customer from which we derive 10% of our consolidated revenues, in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Schedule 14A

Base Salary, page 15

5.	We note your disclosure that your base salaries for our named executive officers are based in part on the level of competition for executives with comparable skills and experience. Please indicate what source or sources the company uses in determining the level of competition for executives with comparable skills.

Response:

In response to Comment 5, we intend to delete the reference to the level of competition for executives with comparable skills and experience in our discussion of the determination of base salaries of our named executive officers. While we examine the publicly available information for our competitors and other oilfield service companies of similar size, it is not as significant of a factor in determining base salaries as compared to the other factors described in the Proxy Statement. As discussed further on page 15 of the Proxy Statement, in determining base salaries of our named executive officers, the Nominating, Governance and Compensation Committee of our Board of Directors (the “Committee”) reviews the performance of each named executive officer during the prior period, and reviews each named executive officer’s responsibilities, experience, leadership, potential future contributions and demonstrated individual performance. In addition, among other factors, the Committee reviews the Company’s financial and operating performance during the prior period, as well as each named executive officer’s contribution to the Company’s success in that period. The Committee considers the aggregate compensation payable to the named executive officer and the form of each element of compensation. In determining overall compensation, the Committee seeks to achieve the appropriate balance between immediate cash rewards for the achievement of Company-wide and personal objectives and long-term incentives that align the interests of our executive officers with those of our stockholders.

6.	We note that the increases in your Chief Financial Officer and Co-Chief Executive Officers’ base salaries was based on an, “evaluation of the individuals in relation to the achievement of [y]our financial and non-financial goals during 2009.” Please revise to include the financial and non-financial goals. In the event the goals are those already set forth elsewhere in your Compensation Discussion and Analysis, please revise to provide a clear reference to the goals on which your compensation committee relied in making its determination.

Response:

In response to Comment 6, we intend to revise our future proxy statements to provide that, if applicable, increases in base salaries of named executive officers are based on an evaluation of each named executive officer by comparing actual financial results to the Company’s overall annual budget for the applicable period, taking into account market and economic conditions unknown during the preparation of the annual budget, as well as the named executive officer’s individual performance and contribution to our success during the applicable period. The increases are not based on any formula or on meeting any specific item or items in the budget.

August 26, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Douglas Brown

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated July 29, 2010

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated July 29, 2010 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K for the year ended December 31, 2009, filed February 26, 2010 and the Proxy Statement on Schedule 14A, filed April 8, 2010, of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President - Finance, Chief Financial Officer and Secretary